Mr. Jim Wheeler, Director and CEO
Proton Laboratories, Inc.

April 21, 2009 via Edgar to the SEC

to:	Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.

fr:	Mr. Jim Wheeler, Director and CEO
Proton Laboratories, Inc.

ref:	Proton Laboratories, Inc.
Form SB-2
File number 333-146525
CIK 0001110781

FORM RW

My name is Mr. Jim Wheeler. I am a Director and CEO of Proton Laboratories, Inc. (the "Registrant" or the "Company"). Pursuant to Rule 477, the Registrant hereby withdraws its Form SB-2 with file number 333-146525. No sales of securities have been made pursuant to the SB-2. The registration is no longer needed.

Thank you.

Very truly yours,

(signed) Jim Wheeler
/s/ Mr. Jim Wheeler
Mr. Jim Wheeler
Director, Proton Laboratories, Inc.

cc:	Representing Proton Laboratories, Inc.:

Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice: (281) 493-1311
fax: (281) 667-3292
e-mail: sidebar5@juno.com